K&L|GATES

Kirkpatrick & Lockhart Preston Gates Ellis LLP

1601 K Street NW

Washington, DC  20006-1600

T   202.778.9000

www.klgates.com

Francine J. Rosenberger

D  202.778.9187
F  202.778.9100
francine.rosenberger@klgates.com

September 17, 2007

Mr. Kevin Rupert

Mr. Vincent DiStefano

Office of Disclosure Regulation

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC   20549

Re:

Eaton Vance Mutual Funds Trust Form N-14

Dear Messrs. Rupert and DiStefano:

On Friday, August 17, 2007, on behalf of Eaton Vance Management, we filed a Form N-14 in connection with the reorganization (“Reorganization”) of Eaton Vance Advisers Senior Floating-Rate Fund (“Advisers Fund”), Eaton Vance Prime Rate Reserves (“Prime Rate”), EV Classic Senior Floating Rate Fund (“Classic Fund”) and Eaton Vance Institutional Senior Floating-Rate Fund (“Institutional Fund,” and together with Advisers Fund, Prime Rate and Classic Fund, the “Target Funds”) into Eaton Vance Floating-Rate Advantage Fund (“FRAF” or “New Fund”), a newly created series of Eaton Vance Mutual Funds Trust.  In a telephone conference on Monday, September 10, 2007, you provided comments to us regarding the Form N-14.  Below are the New Fund’s responses to your comments.  For convenience, a summary of each of your comments precedes the New Fund's response.

1.

Comment:  You requested that we explain, based on the criteria set forth in the SEC staff no-action letter for North American Securities Trust (pub. avail. Aug. 5, 1994) (“NAST”), the basis for determining that Prime Rate is to be the accounting survivor in the Reorganization.

Response:  In NAST, the SEC staff stated that, in determining whether a new fund can use (“carry over”) the performance of a merging fund, one should “compare the attributes of the ... new fund and the predecessor funds to determine which predecessor fund, if any, the ... new fund most closely resembles.”  The staff also stated that it considers substantially similar factors in determining the appropriate accounting survivor in connection with a business combination.  In this regard, the staff stated that, “[a]mong other factors, funds should compare the various funds’ investment advisers, investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition.”  Accordingly, these are the factors we considered in determining the accounting survivor of the Reorganization.

Here, because the Target Funds and FRAF are or will be feeder funds of the same master fund in a master-feeder structure, they have, and FRAF will have, the same portfolio composition, the same investment adviser and substantially similar, if not identical, investment objectives, policies and restrictions.  The primary difference among the various Target Funds is the channel in which they are distributed, which results in different expense structures and ratios.  As discussed in detail in the Form N-14, upon consummation of the Reorganization, FRAF will offer a separate class of shares in each of the same distribution channels through which the Target Funds are offered.  As a result, the class of shares distributed by FRAF in each channel will have an expense structure and ratio that is substantially similar to that of the relevant Target Fund (i.e., the Target Fund that was distributed in that channel).  The expense structure of FRAF, as a whole, therefore, will not resemble any one of the Target Funds and cannot be determinative of the accounting survivor.

Pursuant to the analysis in NAST, the final factor to consider in determining the accounting survivor is asset size.  Indeed, pursuant to the analysis in NAST, asset size may be a primary factor in determining the accounting survivor.  There, the staff agreed not to recommend enforcement action if, as proposed, in connection with the merger of three funds, NAST treated the fund that would contribute 70% of the assets to the merged entity as the accounting survivor.  Here, a similar focus on asset size is appropriate in determining the accounting survivor given that, among other things, as discussed above, the Target Funds have few other distinguishing characteristics due to their status as feeders of the same master in a master-feeder structure.  Further, similar to the funds at issue in NAST, Prime Rate’s assets will constitute a significant percentage of the total assets of the merged fund, FRAF.  Specifically, as disclosed in the Form N-14 (Part A, page 21), we expect the assets in Prime Rate to constitute approximately 52% of the total assets in FRAF upon consummation of the Reorganization.  It is upon these bases that we determined to treat Prime Rate as the accounting survivor in the Reorganization.

2.

Comment:  You requested that we explain the basis for determining to carry over the performance of the Target Funds to the corresponding classes of the New Fund.

Response:  As discussed above in response to comment 1, in NAST, the staff indicated that the ability of a new fund to use the performance of a merging fund depends on the comparability of “the attributes of the ... new fund and the predecessor funds,” including “which predecessor fund, if any, the ... new fund most closely resembles.”  The staff further indicated that in connection with such determination, funds should compare, “[a]mong other factors, … the various funds’ investment advisers, investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition.”

In IDS Financial Corp. (pub. avail. Dec. 19, 1994) (“IDS”), in connection with the reorganization of two funds into two different classes of a shell (following the adviser’s receipt of a multi-class order),(1) the staff adopted the analysis in NAST for business combinations by funds that involve the reorganization of a fund into a new class of a fund.  In extending the NAST analysis to such business combinations, the staff stated,

It is the policy of the Division of Investment Management to treat master-feeder and multiple class arrangements comparably, unless there is a compelling reason not to do so.  ...  [In past letters,] the staff [has] not address[ed] how an existing fund that becomes a feeder fund by exchanging its assets for shares of an operating master fund should advertise its performance.  Consistent with the position taken today, we believe that if, after such a reorganization, the new feeder fund resembles its master fund more closely than it resembles its predecessor fund applying the factors described in [NAST], the feeder fund should assume the adjusted performance data of the master for periods prior to the reorganization.”

Implicit in the staff’s position in IDS is that if, after a reorganization a new class resembles the Target Fund more closely than it resembles the master fund, applying the factors described in NAST, the class should assume the prior performance of the Target Fund for periods prior to the Reorganization.

Each new class should be permitted to carry over the performance of its corresponding Target Fund under NAST, as that class will “most closely resemble” the relevant Target Fund (as between the Target Fund and FRAF).  In determining whether each will most closely resemble the relevant Target Fund, we apply the factors set forth in NAST, comparing each class’s and the relevant Target Fund’s investment advisers, investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition.”  In this regard, as discussed above, all of the classes of FRAF will have the same investment adviser, the same or substantially similar investment objectives, policies and restrictions, and the same or a substantially similar portfolio of investments as all of Target Funds due to the fact that each Target Fund serves as a feeder fund of the same master fund.  Indeed, FRAF similarly will serve as a feeder fund into the same master fund.  Each class of shares of FRAF in essence represent the same investment as shares of each Target Fund.  The only difference among each class of shares of FRAF is the expense ratio and structure, which correspond most closely to the expense ratio and structure of its corresponding Target Fund.

* * * * *

If you have any additional questions regarding the N-14 or the analysis in this letter, please contact me at the number above.

Kind regards,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

cc:

Maureen Gemma

___________________________

(1)

IDS involved the reorganization of, first, a fund that did not charge a CDSL into class A shares of a fund and, second, a fund that did charge a CDSL into class B shares of the same fund.  The staff agreed not to recommend enforcement action if the registrant used the performance history of the fund comprising the class A shares as the standardized total return of the merged funds’ class B shares, adjusted to reflect the CDSL imposed on class B shares.